Exhibit 99.1

GMEX Robotics Completes Initial Strategic Investment in MediaMeta.Ai to Advance Socially Intelligent Robotics

Acquisition of 30% equity interest and exclusive technology access strengthens GMEX’s Terminal + Brain (Intelligence) platform; consideration mix shift to more equity with 24-month lockup aligns long-term interests

SYDNEY, Australia, October 14, 2026 — GMEX Robotics Corporation (NASDAQ: GMEX) (“GMEX Robotics” or the “Company”), a developer of AI-powered robotic technologies for logistics, hospitality, healthcare and commercial services, today announced the closing of its acquisition of an initial 30% fully diluted equity interest in Alpha Meta AI Pte. Ltd., which operates through MediaMeta.Ai and related business units (“MediaMeta”). The Company also has the option to increase its investment and become the controlling shareholder.

Transaction Highlights

●	Strategic ownership position: GMEX acquired an initial 30% fully diluted equity interest with an option to increase its investment and become the controlling shareholder
●	Revised consideration mix: Valuation remains unchanged, with consideration comprising 15% cash and 85% GMEX common shares
●	Long-term alignment: Shares issued as consideration are subject to a 24-month lockup, reinforcing MediaMeta founding team’s alignment with GMEX shareholders
●	Exclusive access: Upon closing, MediaMeta provides GMEX with exclusive access to the technologies and platform that MediaMeta is operating and developing
●	Immediate collaboration: The companies expect to commence collaboration immediately, identifying integration priorities for GMEX’s Terminal + Brain (Intelligence) architecture
●	Commercial applications: The combined capabilities are expected to support GMEX’s strategy across Consumer, Transportation & Logistics, Industrial Automation and Resources Exploration

The transaction is aligned with GMEX’s strategy of bridging social intelligence and robotic hardware. Bringing MediaMeta’s capabilities into GMEX is expected to accelerate the development of the social intelligence layer within the Company’s Terminal + Brain (Intelligence) platform.

By combining MediaMeta’s social intelligence models, which are designed to help AI systems interpret human relationships, behavioral patterns and social context, with GMEX’s physical robotics, connectivity and automation capabilities, the Company intends to develop systems capable of adapting their behavior to the surrounding human and operational environment.

“MediaMeta’s social intelligence technology is an important component of our vision for machines that better understand the people around them. We expect to begin collaboration immediately, translating these capabilities into practical applications across our Terminal + Brain (Intelligence) platform and advancing them toward commercial deployment,” said Sam Lu, GMEX Robotics Chief Executive Officer. “Importantly, MediaMeta’s founding team’s willingness to accept a greater proportion of the consideration in GMEX shares, together with a 24-month lockup, reflects its confidence in our company and long-term value alignment with our shareholders and our shared and committed objectives.”

MediaMeta’s current business is focused on digital content, AI applications and generative engine optimization (GEO). Its social intelligence capabilities for robotics applications are in development. The transaction advances GMEX’s Terminal + Brain (Intelligence) strategy, which unites physical robotics with an AI layer supporting context-aware decision-making. The companies intend to begin collaboration immediately, with initial work focused on identifying specific use cases and development priorities across GMEX’s four target markets: Consumer, Transportation & Logistics, Industrial Automation, and Resources Exploration.

The definitive share purchase agreement was entered into as of July 28, 2026, and the closing was subject to the fulfillment of certain conditions. Pursuant to an amendment to the definitive agreement, dated October 14, 2026, the transaction now closes with a valuation that remains unchanged, but with the consideration mix revised to 15% cash and 85% GMEX common shares. The shares are subject to a 24-month lockup. The revised consideration mix reflects the confidence of the MediaMeta and GMEX teams in working together over the long term to achieve their shared objectives and corporate strategy, while also preserving the Company’s cash.

Upon closing, MediaMeta provides GMEX with exclusive access to the technologies and platform that MediaMeta is operating and developing.

GMEX is also pursuing its broader expansion strategy by seeking suitable acquisition targets in the United States. The Company is focused on businesses with complementary technologies and commercial capabilities that can create operating synergies and support accretive growth. The Company has no binding agreements or understandings with respect to any such transactions and there can be no assurance that it will complete any such acquisitions.

About GMEX Robotics

GMEX Robotics is a technology company focused on the development and commercialization of AI-powered robotics and intelligent automation solutions. The Company is advancing robotics applications across consumer, hospitality, and commercial environments, combining artificial intelligence with hardware innovation to deliver efficient and scalable automation technologies.

About MediaMeta

Alpha Meta AI Pte. Ltd., operating as MediaMeta.Ai, is a Singapore-based artificial intelligence company focused on digital content, AI applications and generative engine optimization (GEO). The company is developing social intelligence capabilities designed to help AI systems interpret human behavior and social context, with robotics as a priority new application area.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and other filings with the Securities and Exchange Commission.

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www.GMEXRobotics.com

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